Scout Funds, on behalf of
                         Scout TrendStar Small Cap Fund

                   Fee Waiver and Expense Assumption Agreement


THIS AGREEMENT is made effective as of the 1st day of July, 2009, by and between Scout Funds, a Delaware statutory trust (the "Trust"), on behalf of its Scout TrendStar Small Cap Fund series (the "Fund"), and Scout Investment Advisors, Inc., a Missouri corporation (the "Advisor").

The Advisor hereby agrees to waive all or a portion of its advisory fees and, if necessary, to assume certain other expenses (to the extent permitted by the Internal Revenue Code of 1986, as amended) of the Fund, to the extent necessary so that the Fund's total annual operating expenses (excluding any taxes, interest, brokerage fees and non-routine expenses), for a period commencing on the date of this Agreement through October 31, 2011, do not exceed 1.30% of average daily net assets of the Fund

The Trust, on behalf of the Fund, agrees to repay the Advisor any fees previously waived or expenses previously assumed for the Fund in later periods; provided, however, that the repayment shall be payable only to the extent that it (1) can be made during the three years following the time at which the Advisor waived fees or assumed expenses for the Fund under this Agreement, and
(2) can be repaid without causing the total annual operating expenses (excluding any taxes, interest, brokerage fees and non-routine expenses) of the Fund to exceed any applicable fee waiver or expense limitation agreement that was in place for the Fund at the time the fees were waived or expenses were assumed. The Trust agrees to furnish or otherwise make available to the Advisor such copies of its financial statements, reports, and other information relating to its business and affairs as the Advisor may, at any time or from time to time, reasonably request in connection with this Agreement.

This Agreement may not be assigned by the Advisor without the prior consent of the Trust. This Agreement shall automatically terminate upon the termination of the Advisory Agreement or in the event of merger, reorganization or liquidation of the Fund.

         The parties hereto have caused this Agreement to be effective as of the 1st day of July, 2009.


                                    SCOUT FUNDS


                                    By: /s/ Gary W. DiCenzo
                                    -----------------------

                                    Name and Title: Gary W. DiCenzo, President


                                    SCOUT INVESTMENT ADVISORS, INC.


                                    By: /s/ Clyde F. Wendel
                                    -----------------------

                                    Name and Title: Clyde F. Wendel, Chairman,
                                    President and CEO